October 27, 2005

Hugh Fuller
Anne Nguyen
Barbara C. Jacobs
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549


RE:      SBE, INC.
         REGISTRATION STATEMENT ON FORM S-3
         FILED SEPTEMBER 22, 2005
         FILE NO. 333-128490

         ANNUAL REPORT ON FORM 10-K
         FILED JANUARY 14, 2005
         FILE NO. 0-8419

Ladies and Gentlemen:

Enclosed for filing on behalf of our client, SBE, Inc. ("SBE" or the "Company"), is Amendment No. 1 to the above-referenced Registration Statement on Form S-3, File No. 333-57744 (the "Registration Statement"). For your convenience, we have enclosed a marked Form S-3 to show changes from the initial filing. This filing has been made in response to the comments received from the Staff of the Commission by letter dated October 17, 2005. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, we have inserted into this response letter.

FORM S-3

Selling Security Holders, page 8

1. COMMENT: Please identify which security holders acquired their shares or warrants in each of the three transactions.

         RESPONSE: The Company has revised the disclosure on pages 8-11 of the prospectus in accordance with the Staff's comment.

2. COMMENT: Confirm that no selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer. If any selling shareholders are a registered broker-dealer, please disclose how the broker-dealer obtained the securities (e.g. compensation for investment banking services). If any are affiliated with a registered broker-dealer, state whether the selling shareholder acquired the securities to be resold in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.

         RESPONSE: The Company has revised the disclosure on page 9-11 of the prospectus in response to the Staff's comment and can confirm that, to its knowledge, unless disclosed in the prospectus, the selling shareholders are neither registered broker-dealers nor affiliates of a registered broker-dealer.

3. COMMENT: For all selling security holder entities that are not natural persons, please identify the natural persons who exercise voting and/or dispositive powers over the securities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

         RESPONSE: The Company has revised the disclosure on pages 8-11 of the prospectus in response to the Staff's comment.

Plan of Distribution, page 12

4. COMMENT: We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.

         RESPONSE: The Company is aware of Corporation Finance Telephone Interpretation A.65 and understands that short sales may not be made before the Registration Statement becomes effective because the shares underlying the short sale are deemed to be sold at the time such sale is made.

FORM 10-K

Item 9A. Controls and Procedures, page 36

5. COMMENT: Please tell us whether your disclosure controls and procedures were effective as of the quarter ended October 31, 2004. Please also confirm that, as set forth in the second sentence of Rule 13a-15(e) of the Securities Exchange Act of 1934, your disclosure control and procedures also were effective in ensuring that information required to be disclosed by the issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Finally, please confirm that you will make similar disclosures in your future filings.

         RESPONSE: Based upon the evaluation carried out under the supervision of and with the participation of the Company's management, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the quarter ended October 31, 2004. The Company can confirm that the disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company's reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company will make similar disclosures in its future filings.


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Please do not hesitate to contact me at (415) 693-2054 or Chrystal Jensen at
(415) 693-2235 if you have any questions or would like additional information regarding this response letter or the Registration Statement.

Sincerely,

Cooley Godward LLP

/s/ Jodie M. Bourdet